UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 29 August 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

29 August 2012

For more details contact:

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Jaco Boshoff
Executive: Minerals and Growth

+27 (0) 83 395 3810 (mobile)

Greg Job
Harmony Gold (PNG Services) Pty Ltd: Executive - Growth & Resource Development

+61 417 172 387 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Golpu gold equivalent reserve ounces significantly enhances value of Harmony's asset portfolio

- **Harmony's gold equivalent reserves increases 31% year on year to 52.9 Million ounces.**

- **Golpu* reserve of 450 million tonnes at 1.21% copper and 0.86 g/t gold for 12.4 Moz gold and 5.4 Million tonnes copper declared.**

Johannesburg. Wednesday, 29 August 2012. Harmony Gold Mining Company Limited ('Harmony' or 'the Company') is pleased to publish its Statement of Mineral Resources and Mineral Reserves as at 30 June 2012, produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Code (JORC Code). The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Graham Briggs, chief executive officer commented, "Papua New Guinea (PNG) has become one of the world's premier new gold regions. As part of Harmony's strategy to diversify internationally, we have increased our exploration expenditure significantly over the last 3 years. It is thus pleasing to see this investment has significantly enhanced the value proposition of the Company. Gold equivalent reserve ounces in PNG now represent 42% of Harmony's total reserves in comparison to 11% as at 30 June 2011."

Briggs added, "In South Africa our world-class mines in build-up represent 32% of our total gold equivalent mineral reserves. These mines, together with Wafi-Golpu in PNG, are the solid foundation on which Harmony will in the long-term increase gold production, reserves and profits."

As at 30 June 2012, Harmony's attributable gold equivalent Mineral Reserves in South Africa and PNG amount to 52.9 million ounces (Moz), which represents a 31% annual increase in declared reserves. The increase is largely due to the increase in mineral reserves in PNG following the completion of the pre-feasibility study at Golpu*. As drilling at Golpu continues, more ounces from PNG may be added to Harmony's Reserves.

*Jointly held by Harmony and Newcrest Mining Limited in a 50/50 joint venture

Figure 1. Geographical distribution of the Mineral Reserves



Gold Reserves FY11
PNG, 6%
South Africa, 94%
Note: Reserves as at 30 June 2011 includes Evander

Gold equivalent* Reserves FY11
PNG, 11%
South Africa, 89%
Note: Reserves as at 30 June 2011 includes Evander

Gold Reserves FY12
PNG, 21%
South Africa, 79%

Gold equivalent* Reserves FY12
PNG, 42%
South Africa, 58%

* 30 June 2011 Gold equivalent based on US$1150/oz Au, US$2.50/lb Cu and US$13.50oz Ag at 100% recovery for all metals
  30 June 2012 Gold equivalent based on US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag at 100% recovery for all metals

As at 30 June 2012 attributable gold equivalent Mineral Resources are 150.2 Moz, an 8% decrease year on year. The decrease is largely due to not including the resources from the Evander assets being held for sale. Harmony's PNG Gold Equivalent Resources at 41.2 Moz now represent 27% of Harmony's total Resources (Figure 2).

Figure 2. Geographical distribution of the Mineral Resources


Gold Resources FY11
PNG, 10%
South Africa, 90%
Note: Resources as at 30 June 2011 includes Evander
Gold equivalent* Resource ounces FY11
PNG, 21%
South Africa, 79%
Note: Resources as at 30 June 2011 Includes Evander
Gold Resources FY12
PNG, 14%
South Africa, 86%
Gold equivalent* Resource ounces FY12
PNG, 27%
South Africa, 73%

** 30 June 2011 Gold equivalent based on US$1150/oz Au, US$2.50/lb Cu and US$13.50oz Ag at 100% recovery for all metals*
30 June 2012 Gold equivalent based on US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag at 100% recovery for all metals

The Golpu pre-feasibility study Reserve and Resource statement validates management's long held belief that Golpu is truly a world-class discovery and a company-changer for Harmony. On a 100% basis, Golpu alone now hosts a high grade, quality reserve of 450Mt, containing 12.4Moz of gold and 5.4 million tonnes (Mt) of copper (38.9Moz on a gold equivalent[1] basis).

		Grade		Contained Metal		Gold Equivalent
	M tonnes	Au g/t	Cu%	Au Moz	Cu Mt	Moz
2010	501	0.54	0.96	8.8	4.8	32
2011	869	0.69	1.03	19.3	8.9	62
2012	1 000	0.63	0.90	20.3	9.0	65 [1]

Au, US$3.50/lb Cu and US$25.00/oz Ag with 100% recovery for all metals

Table 1. Golpu Mineral Resources on a 100% basis

1. Gold equivalent ounces are calculated assuming a US$1400/oz

Table 1 above depicts the resource changes at Golpu on a 100% basis during the previous three years. It is worth noting that recent high grade intercepts from continued drilling on the ore body will further expand the resource in future resource declarations (Figure 3), as the later results were not included in the pre-feasibility study.

Whilst the Golpu Resource is the largest, it is not the only mineralised body within the Wafi-Golpu complex. A 2.5km square around the diatreme (shown below in Figure 3) contains the Wafi and Nambonga Resources and significant other mineralisation yet to be fully tested. Golpu has understandably been the focus of our drilling this year, but other mineralisation continues to be found. For example, the Northern Zone recently returned a significant intercept of 157m @ 1.0g/t Au when a drill hole targeting the northern extension of Golpu passed through this area. Golpu itself remains open at depth and to the north east.

Figure 3. The 2.5km square around the Wafi Golpu diatreme host the Golpu, Wafi and Nambonga Resource and other significant mineralisation yet to be fully tested.



PLAN VIEW
Miapilli Porphyry Target
Northern Zone
WR426 157m @ 1.0g/t Au
Golpu(1)
20.3Moz Au
9.0Mt Cu
4400mRL profile
WR397 10m @ 9.1g/t Au
WR426
WR433
WR432
721,000mN
WR392 85m @ 3.2g/t Au
WR434
Nambonga(1)
1.0Moz Au
Diatreme
Golpu
WR432 608m @ 0.82% Cu, 0.39g/t Au
incl. 178m @ 2.17% Cu, 0.97g/t Au
WR433 440m @ 1.22% Cu , 0.53g/t Au
incl. 190m @ 2.57% Cu, 1.15g/t Au
WR434 702m @ 1.69% Cu, 0.82g/t Au
Wafi(1)
6.9Moz Au
NORTH
720,000mN
local mine grid
500 m
20,000mE

[1]Figures quoted on 100%basis

Regionally, the Wafi Transfer structure is dominated by copper and gold geochemical anomalies which are being systematically tested by the exploration department. Many of these anomalies fall within 10km of Golpu and there is significant potential to increase the Resources in the Wafi Golpu region.

Figure 4. Regional geology showing the Wafi Transfer Zone


Zimake
Bavaga
Babwaf Conglomerate
Wafi-Transfer Zone
Bavaga
Zenapu
Nambonga
Miapilli
A,B,Link Zone
Golpu
Hekeng
Kesiago
Pekumbe
Mt Tonn
N
4 km

Table 2. Golpu Mineral Reserve on a 100% basis

		Grade		Contained Metal		Gold Equivalent
	M tonnes	Au g/t	Cu%	Au Moz	Cu Mt	Moz
2010	71	0.61	1.13	1.4	1.8	10
2011	71	0.61	1.13	1.4	1.8	10
2012	450	0.86	1.21	12.4	5.4	38.9 [1]

1. *Gold equivalent ounces are calculated assuming a US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag with 100% recovery for all metals*

Table 2 shows the year on year changes in the Golpu Reserve. The 2012 Golpu Reserve extracts ore from a two lift block cave. Declines will be used for primary ore haulage and shafts will be used for early access, ventilation and emergency egress. Processing will be via a conventional copper floatation plant with a copper gold concentrate transported 70km to the Port of Lae for shipping to market.

The entirety of the Resource is not mined in the pre-feasibility study and therefore potential Reserve upside exist with a third lift to be mined (Figure 5). Recent drilling also suggests that the Lift 1 ore body may extend to the north and, importantly, closer to surface. The Resource is open at depth and to the north east. The 8 rig drill programme is continuing and an additional drill fleet is being considered to expedite ore body growth and definition.

Figure 5. Golpu ore body and associated mining lifts from the pre-feasibility study


Lift 1
+5000
Lift 2
2% Copper shell data constrained at depth and to east
+4000
Plunge 00, Azimuth 278
0 250 500 750 1000
1% Copper shell open beyond limits of drilling

More information on the results of the Golpu pre-feasibility study will be shared at Harmony's Investor Day held on 29 August 2012.

Please refer to Annexure A, included in this press release, which provides all the underlying detail to the information provided.

ANNEXURE A

In converting the Mineral Resources to Mineral Reserves the following parameters were applied:

- a gold price of US$1 400/oz

- an exchange rate of USD/ZAR 7.55

- the above parameters resulted in a gold price of R340 000/kg

- the Hidden Valley mine and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of US$1 250/oz Au, US$21/oz Ag, US$15/lb Mo and AUD3.10/lb Cu at an exchange rate of US/AUD 0.90

- Gold equivalent ounces are calculated assuming a US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag with 100% recovery for all metals

Harmony's South African Resources to Reserves conversion process and three operations, Doornkop mine, Joel mine and Kalgold mine, were reviewed and audited by SRK Consulting Engineers and Scientists for compliance with the South African Code for Reporting Mineral Resources and Mineral Reserves – SAMREC Code (2008), Industry Guide 7 of the United States Securities Exchange Commission and Sarbanes-Oxley requirements. Harmony's Papua New Guinea Mineral Resources and Mineral Reserves have been independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC Code.

The company's detailed Resource and Reserve declaration will be published in the FY2012 annual report, which will be made available to shareholders towards the end of September 2012. The annual report will also include the latest update on Harmony's uranium Resources.

We use certain terms in this document such as 'Measured', 'Indicated' and 'Inferred' Resources, which the United States' Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F.

MINERAL RESOURCES STATEMENT

The following tables summarise the Mineral Resources for the South African and Papua New Guinea operations and projects:

SA underground operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	89.6	8.51	762	24 499
Indicated	104.9	8.07	846	27 201
Inferred	209.4	7.01	1 467	47 176
Total	403.9	7.61	3 075	98 876

SA surface operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	366.6	0.28	102	3 273
Indicated	685.3	0.27	182	5 847
Inferred	62.1	0.48	30	967
Total	1 114.0	0.28	314	10 087

South Africa Total

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	456.2	864	27 772
Indicated	790.1	1 028	33 048
Inferred	271.6	1 497	48 143
Total	1 517.9	3 389	108 963

Papua New Guinea

Hidden Valley mine

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) '	Equity Gold ('000 Oz) **
Measured	1.5	1.20	2	58	29
Indicated	146.6	1.32	194	6 238	3 119
Inferred	11.1	1.08	12	386	193
Total	159.2	1.31	208	6 682	3 341

Wafi-Golpu system

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Measured	-	-	-	-	-
Indicated	920.0	0.77	705	22 678	11 339
Inferred	252.0	0.70	177	5 662	2 831
Total	1 172.0	0.75	882	28 340	14 170

* Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony's 50% portion

Equivalent gold ounces

Hidden Valley mine

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Measured	76	38
Indicated	8 192	4 096
Inferred	512	256
Total	8 780	4 390

Wafi-Golpu system

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Measured	-	-
Indicated	59 768	29 884
Inferred	13 878	6 939
Total	73 646	36 823

* Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony's 50% portion – gold, silver and copper

In addition to the gold Resources, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

	Tonnes (Mt) *	g/t	Ag ('000 Kg) *	Ag ('000 Oz) *	Equity Silver ('000 Oz) **
Measured	1.5	19.2	28	900	450
Indicated	950.5	4.5	4 295	138 086	69 043
Inferred	240.1	2.2	519	16 678	8 339
Total	1192.1	4.1	4 842	155 664	77 832

Copper

	Tonnes (Mt) *	%	Cu ('000 t) *	Cu (M lbs) *	Equity Copper (M lbs) **
Measured	-	-	-	-	-
Indicated	810.0	0.92	7 452	16 429	*8 215*
Inferred	230.0	0.70	1 604	3 536	*1 768*
Total	1 040.0	0.87	9 056	19 965	*9 983*

Molybdenum

	Tonnes (Mt) *	ppm	Mo ('000 t) *	Mo (M lbs) *	Equity Molybdenum (M lbs) **
Measured	-	-	-	-	-
Indicated	810.0	100	81	179	*90*
Inferred	190.0	75	14	31	*15*
Total	1 000.0	95	95	210	*105*

*   Represents Harmony / Newcrest joint venture 100% portion
**   Represents Harmony's 50% portion

Papua New Guinea including gold equivalents**

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	0.7	1	38
Indicated	533.3	1 057	33 980
Inferred	131.6	224	7 195
Total	665.6	1 282	41 213

**   Represents Harmony's 50% portion

Harmony Group including gold equivalents**

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	457.0	865	27 810
Indicated	1 323.4	2 085	67 028
Inferred	403.1	1 721	55 338
Total	2 183.5	4 671	150 176

**   Represents SA Total and Harmony's 50% portion from PNG



MINERAL RESERVE STATEMENT

The following table shows more detail of the year-on-year Reserves reconciliation:

Mineral Reserves reconciliation: FY2011 to FY2012

	Gold (tonnes)	Gold (million Oz)
Balance at June 2011	**1 294**	**41.6**
Reductions		
Evander held for sale	(249)	(8.0)
Mined during FY2012	(47)	(1.5)
Increases		
Geology and Scope changes SA	40	1.3
PNG gold and gold equivalents	607	19.5
Balance at June 2012	**1 645**	**52.9**



The following tables show the Mineral Reserves for the South African and Papua New Guinea operations and projects:

SA underground operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	56.5	5.85	331	10 627
Probable	63.3	6.21	393	12 635
Total	119.8	6.04	724	23 262

SA surface operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	366.6	0.28	102	3 273
Probable	523.8	0.26	136	4 389
Total	890.4	0.27	238	7 662

South Africa Total

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	423.1	432	13 900
Probable	587.1	530	17 024
Total	1 010.2	962	30 924

*Papua New Guinea**

Hidden Valley mine

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ** ('000 Oz)
Proved	1.5	1.20	2	58	*29*
Probable	77.4	1.52	118	3 794	*1 897*
Total	78.9	1.52	120	3 852	*1 926*

Wafi-Golpu System

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Proved	-	-	-	-	-
Probable	450.0	0.86	387	12 442	6 221
Total	450.0	0.86	387	12 442	*6 221*

*   Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony's 50% portion

Equivalent gold ounces

Hidden Valley mine

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Proved	74	*37*
Probable	4 962	*2 481*
Total	5 036	*2 518*

Golpu

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Proved	-	-
Probable	38 991	*19 496*
Total	38 991	*19 496*

*   Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony's 50% portion – gold, silver and copper

In addition to the gold Reserves, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

	Tonnes (Mt) *	g/t	Ag ('000 Kg) *	Ag ('000 Oz) *	Equity Silver ('000 Oz) **
Proved	1.5	19.5	28	916	*458*
Probable	72.8	27.9	2 032	65 308	*32 654*
Total	74.3	27.7	2 060	66 224	*33 112*

<u>Copper</u>

	Tonnes (Mt) *	%	Cu ('000 t) *	Cu (M lbs) *	Equity Copper (M lbs) **
Proved	-	-	-	-	-
Probable	450.0	1.21	5 446	12 006	*6 003*
Total	450.0	1.21	5 446	12 006	*6 003*

Papua New Guinea including gold equivalents**

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	0.8	1	38
Probable	263.7	684	21 976
Total	264.5	685	22 014

** Represents Harmony's 50% portion

Harmony Group including gold equivalents **

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	423.9	433	13 937
Probable	850.8	1 213	39 000
Total	1 274.7	1 646	52 937

*** Represents SA Total and Harmony's 50% portion from PNG*

The Mineral Resources and Mineral Reserves in the press release and the summary tables are based on information compiled by the following competent persons:

Reserves and Resources South Africa:
Jaco Boshoff, Pri.Sci.Nat who has 17 years relevant experience is registered with the South African Council for Natural Scientific Professions and a member of the South African Institute of Mining and Metallurgy.

Reserves and Resources PNG:
James Francis for the Wafi Golpu Mineral Resources, German Flores for the Golpu Mineral Reserve, Greg Job for the Hidden Valley Mineral Resources and Anton Kruger for the Hidden Valley Mineral Reserve. Messrs Job, Francis, Flores and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and all have relevant experience in the type and style of mineralisation for which they are reporting, and are 'Competent Persons' as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Messrs Francis, Flores and Kruger are full-time employees of Newcrest Mining Limited. Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture in respect of the Hidden Valley mine and Wafi-Golpu project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director